# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SITE Centers Corp., CIK 0000894315
CUSIP: 82981J851
Title of class of securities: Common stock, $0.10 par value
Address of issuer's principal executive offices: 3300 Enterprise Parkway, Beachwood, Ohio (OH), 44122
Date of event which requires filing of this statement: 01/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001995382

## Reporting persons
- Gumshoe Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,672,797; sole dispositive power 0; shared dispositive power 2,672,797; aggregate amount beneficially owned 2,672,797 (5.1% of the class)
  Comment: The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to indirectly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 9,091 Common Shares of the Issuer.
- Gumshoe Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,672,797; sole dispositive power 0; shared dispositive power 2,672,797; aggregate amount beneficially owned 2,672,797 (5.1% of the class)
  Comment: The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to directly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 9,091 Common Shares of the Issuer.
- Gumshoe Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,672,797; sole dispositive power 0; shared dispositive power 2,672,797; aggregate amount beneficially owned 2,672,797 (5.1% of the class)
  Comment: The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to indirectly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 9,091 Common Shares of the Issuer.
- Eric Wolff: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,672,797; sole dispositive power 0; shared dispositive power 2,672,797; aggregate amount beneficially owned 2,672,797 (5.1% of the class)
  Comment: The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to indirectly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 9,091 Common Shares of the Issuer.

## Item 1. Issuer
Name of issuer: SITE Centers Corp.
Address of issuer's principal executive offices: 3300 Enterprise Parkway, Beachwood, OH, 44122, United States of America

## Item 2. Person Filing
Name of person filing:
Gumshoe Capital Management LLC
Gumshoe Master Fund LP
Gumshoe Capital GP LLC
Eric Wolff
Address of principal business office or, if none, residence:
Gumshoe Capital Management LLC
156 W 56th Street, Suite 701
New York, New York 10019
United States of America

Gumshoe Master Fund LP
c/o Gumshoe Capital Management LLC
156 W 56th Street, Suite 701
New York, New York 10019
United States of America

Gumshoe Capital GP LLC
c/o Gumshoe Capital Management LLC
156 W 56th Street, Suite 701
New York, New York 10019
United States of America

Eric Wolff
c/o Gumshoe Capital Management LLC
156 W 56th Street, Suite 701
New York, New York 10019
United States of America
Citizenship:
Gumshoe Capital Management LLC - Delaware
Gumshoe Master Fund LP - Cayman Islands
Gumshoe Capital GP LLC - Delaware
Eric Wolff - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Gumshoe Capital Management LLC - 2,672,797
Gumshoe Master Fund LP - 2,672,797
Gumshoe Capital GP LLC - 2,672,797
Eric Wolff - 2,672,797
Percent of class:
Gumshoe Capital Management LLC - 5.1%
Gumshoe Master Fund LP - 5.1%
Gumshoe Capital GP LLC - 5.1%
Eric Wolff - 5.1%
Sole power to vote or to direct the vote:
Gumshoe Capital Management LLC - 0
Gumshoe Master Fund LP - 0
Gumshoe Capital GP LLC - 0
Eric Wolff - 0
Shared power to vote or to direct the vote:
Gumshoe Capital Management LLC - 2,672,797
Gumshoe Master Fund LP - 2,672,797
Gumshoe Capital GP LLC - 2,672,797
Eric Wolff - 2,672,797
Sole power to dispose or to direct the disposition:
Gumshoe Capital Management LLC - 0
Gumshoe Master Fund LP - 0
Gumshoe Capital GP LLC - 0
Eric Wolff - 0
Shared power to dispose or to direct the disposition:
Gumshoe Capital Management LLC - 2,672,797
Gumshoe Master Fund LP - 2,672,797
Gumshoe Capital GP LLC - 2,672,797
Eric Wolff - 2,672,797

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Gumshoe Capital Management LLC. None of those advisory clients, other than Gumshoe Master Fund LP, may be deemed to beneficially own more than 5% of the Common Stock, $0.10 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Material to be Filed as Exhibit:

Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Gumshoe Capital Management LLC: By: /s/ Laura Latushkin, Laura Latushkin / Chief Compliance Officer and Chief Operating Officer (03/25/2026)
- Gumshoe Master Fund LP: By: /s/ Laura Latushkin, Laura Latushkin / Chief Compliance Officer and Chief Operating Officer (03/25/2026)
- Gumshoe Capital GP LLC: By: /s/ Laura Latushkin, Laura Latushkin / Chief Compliance Officer and Chief Operating Officer (03/25/2026)
- Eric Wolff: By: /s/ Eric Wolff, Eric Wolff (03/25/2026)